INVEST IN **INVINCIBLE ENTERTAINMENT PARTNERS**

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Diverse media & entertainment company that owns & licenses Movies, TV & streaming channels


THOMAS
ASHLEY

invincibleent.com Flourtown PA

Entertainment | Theater | Film | Media

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 12 streaming TV channels, 1.6 Billion monthly ad impressions, and 300 million+ in content reach.

2. Every time someone watches, buys, or rents Invincible content...we make $$$.

3. Invincible owns & licenses movies with BIG stars like Johnny Depp, Samuel L Jackson, & Robert Downey Jr.

4. Board Member Thom Beers, 3X Emmy award winner and producer of Deadliest Catch, Storage Wars, & Ice Road Truckers.

5. Invincible's content is on Netflix, Hulu, Amazon, Dish, and more.

6. We're growing FAST. YoY gross revenue increased 1200% from 2019 to 2020.

7. Exec. team incl. Steve Lehman, former CEO of Nasdaq & NYSE companies & 1st round Investor in Mark Cuban's Broadcast.com

8. Revenues in video-on-demand are exploding—projected to be $50B by 2025.

Our Team



Thomas Ashley CEO

Media and Technology executive and entrepreneur with over 20 years experience in the motion picture distribution and technology Industries. "Invincible is not the things that can't be broken, but the spirit from which we build them"

The founder has been in the film business for over 30 years and has a true passion for bringing great stories and programming to audiences in a way that is easy and affordable.



Steve Lehman Board Member/Mergers & Acquisitions

Former CEO of both Nasdaq and NYSE companies, and first round Investor in Mark Cuban's Broadcast.com



Bob Lowery Board Member/Acquisitions & Originals

20 years of experience in the development of feature film, episodic television, advertising and network promotion sectors. Launched and ran several media companies, including BigSmack TV and Powerhouse FX.

Why Invincible?


IF CONTENT IS KING, WE'RE
PART OF THE ROYAL FAMILY...

Huge entertainment conglomerates have left small and independent companies out of the game, creating a void for award-winning and independent content. Invincible produces, buys and licenses high-quality content left out of the big league, and sells it to Netflix, Amazon, Walmart, Redbox and more.





INDEPENDENT TV & MOVIES WERE LEFT BEHIND...NOT ANYMORE

Big media companies have consolidated, leaving smaller companies struggling. But high-quality content left behind has found a new home, with Invincible, whose distribution includes TV channels, Streaming, cable and physical media, and who allows smaller productions to find great success without sacrificing independence.

WE FILL THE VOID LEFT BEHIND BY BIG MEDIA COMPANIES...

- Award winning independent movies
- High quality 24/7 channels for specific genres
- Documentaries, shows, & more from smaller producers

THE PROOF IS IN OUR TRACTION

Our content reaches 300+ million people, and that number will only continue to grow. Our Year over Year revenue grew 57% last year, and we hit 1.6 billion monthly ad impressions. Featured in the New York Times, the Hollywood Reporter, People Magazine, and more, Invincible will soon be a household name in entertainment.



1.6B
10
300M+


monthly ad impressions
TV networks
reach
57%
YOY revenue growth from 2019 to 2020
200K
weekly newsletter subscribers
623K
social media reach
FEATURED IN:
People
The New York Times
The Hollywood Reporter


THE STREAMING MARKET IS EXPLODING

Even before the pandemic, this market saw explosive growth, and it will continue to grow at an unprecedented rate over the next few years. We're capitalizing on this growth to support an industry in need and provide people with access to the highest-quality content at the time they, too, need it most.


STREAMING MARKET GROWTH
$95M
$90M
$85M
$80M
$75M
$70M
$65M
$60M
$55M
$50M
2019 2020 2021 2022 2023 2024 2025 2026
*-Forward looking projections cannot be guaranteed
• USD 55 billion in 2019
• Projected to grow at 15% CAGR from 2020 to 2026
• USD $89.3 Billion by 2026


YOU MIGHT RECOGNIZE OUR DISTRIBUTION PARTNERS...

A look at our distribution partners shows that we're not the only royalty in the room...


DISTRIBUTION PARTNERS
twitch
xumo


DIGITAL
NETFLIX
prime
tubi
hulu
FANDANGO
PLEX
PLUTO
Roku
LINEAR
SVOD
AVOD
DISTRIBUTION
xfinity
iHeart
altice
sling
SATELLITE
DIRECTV
dish
COMCAST
COX
altice
CABLE

A-LISTER EXECUTIVE TEAM

The Invincible team has built and worked on media companies of all sizes. From a 3x Emmy Award-winning producer to a former CEO of Nasdaq & NYSE companies—this team has what it takes to lead Invincible towards a highly profitable exit, benefiting the entertainment industry and its investors alike


EXECUTIVE TEAM
ROOKIE CARDS
THOMAS ASHLEY
THOM BEERS
STEVE LEHMAN
BOB LOWERY
MICHAEL
CEO
Media & tech executive & entrepreneur with 20+ years in the motion picture distribution & technology industries.
BOARD MEMBER/ TELEVISION
3x emmy award winning producer of hit tv shows, including Deadliest Catch, Storage Wars, Ax Men & Monster Garage. Founder & CEO of Original Productions. Former CEO of Freemantle Media North America.
BOARD MEMBER/ MERGERS & ACQUISITIONS
Former CEO of both Nasdaq and NYSE companies. First round Investor in Mark Cuban's Broadcast.com
BOARD MEMBER/ ACQUISITIONS & ORIGINALS
20 years of industry experience, incl. feature film development, TV ads, & network promotion. Launched & ran media companies, incl. BigSmack TV & Powerhouse FX.
BOARD MEMBER/ CHIEF COMMERCIAL OFFICER
30+ years in media sales. Developed & executed sales strategy for Columbia record, the Box Music Network, Bloomberg IP, & Playboy TV

WE'RE PROFITABLE WITH A ROBUST BUSINESS MODEL

Every time someone watches one of Invincible's productions, we get paid—whether it's via a movie ticket, a Blu-Ray, an episode on Netflix, or content on one of our own 12 major streaming channels with diverse content and over 50 million unique impressions each month.


OUR
BUSINESS MODEL
We license and buy movies and TV content
We own 12 major streaming channels
We own the movie recommendation engine “DON’T TELL”
Every time anyone, anywhere views or purchases our content...we make money.


PROJECTING $6M+
IN REVENUE BY 2023

Disclaimer: These projections cannot be guaranteed

Invincible’s audience and subscriber growth shows no sign of slowing down, and we’ll continue to acquire high-quality content as well as produce our own. With significant assets and multiple revenue streams provide recurring income which puts us on track towards over $6 million in revenue by 2023. These projections cannot be guaranteed.


FINANCIALS
Revenue/EBITDA
$8M
$7M
$6M
$5M
$4M
$3M
$2M
$1M
$0M
EBITDA Margin
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.2%
21.6%
25.2%
28.1%
$0.761M
$0.139M
$1.504M
$0.325M
$3.976M
$1.004M
$6.687M
$1.881M
2020
2021
2022
2023
Revenue
*-Forward looking projections cannot be guaranteed


OUR CHANNELS HAVE
WORLDWIDE REACH



Our channels are gaining popularity across the planet, including a steadily growing number of viewers and subscribers in South America, Australia and Africa.


BRAND DEMOGRAPHICS
Users by Geography
45% NORTH AMERICA
ASIA / EUROPE 44%
AUSTRALIA 7%
3% SOUTH AMERICA
AFRICA 1%
galxy
BUSINESS ROCKSTARS
WATCH IT SCREAM
SLOPES
WATCH IT KID!
EL CONFLICTO!
XFC


THE TIME TO INVEST IS NOW

The entertainment industry is evolving at lightning speed, and Invincible has the right team, concept, and business model to capitalize on the momentum—and the traction to show that we can do it. We're lifting up high-quality content and making it accessible to the people. Join us!


INVEST IN
INVINCIBLE


CAMPAIGN STRATEGY BY
ARORA PROJECT
ARORAPROJECT.CO